VIA EDGAR
February 10, 2006
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Noven Pharmaceuticals, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 File No. 0-17254
Dear Mr. Rosenberg:
     This letter is a supplemental response to the Securities and Exchange Commission’s (“SEC”) comments to the Annual Report on Form 10-K of Noven Pharmaceuticals, Inc. (“Noven”) for the year ended December 31, 2004. The SEC provided Noven with its comments in a letter dated December 14, 2005 to Diane M. Barrett, Noven’s Vice President and Chief Financial Officer. Noven responded to seven of the eight comments in a letter filed via EDGAR on January 27, 2006.
Form 10-K — December 31, 2004
Notes to Financial Statements
5. Contract and License Agreements
Shire Collaboration, page 96
7.	Please tell us how the deferral of direct costs incurred in pursuit of approval of your methylphenidate patch and recognition of these costs against a portion of the $25 million deferred revenue previously received complies with GAAP. Please cite the appropriate literature management relied upon. Additionally, please support the current presentation within your Statements of Cash Flows of the changes in these costs within operating activities.
               There are two categories of payments made or costs incurred by Noven related to the Shire Collaboration agreement:
•	Payments made to Shire directly, for certain costs incurred by Shire and reimbursed by Noven and then deducted from the nonrefundable upfront payment previously received from Shire that was recorded as deferred license revenues; and

•	Those incurred by Noven directly, which have been deferred on Noven’s balance sheet.
     Direct cash payments to Shire were appropriately deducted from the deferred revenue balance as such payments were in substance the return of a portion of the nonrefundable upfront payment from Shire. Such accounting treatment is similar to the guidance under EITF 01-09. Noven’s deferred direct incremental costs related to delivered elements in a multiple element revenue arrangement under EITF 00-21 (where revenue can not be recognized) were deferred due to the significant loss that would be recognized currently with significant profits recognized in the future. Background and support for these determinations are as follows:
Background Information
     In the first quarter of 2003, Noven signed an agreement to license the exclusive global rights to develop, market and sell its methylphenidate patch (the “License and Development Agreement”) to Shire for payments of up to $150 million and ongoing manufacturing revenues. Of the $150 million in consideration, $25 million was paid upon closing of the transaction on April 7, 2003. Pursuant to the License & Development Agreement, under certain circumstances Shire has the right to require Noven to repurchase the product rights for $5 million. The remaining $20 million upfront payment is nonrefundable. As demonstrated by the significance of the nonrefundable upfront cash payment by Shire, it was the intent and expectation of both parties that Noven would deliver a Food and Drug Administration (“FDA”) approved or approvable product to Shire by the April 27, 2003 expiration of the Prescription Drug User Fee Act (“PDUFA”) review period.
     On April 25, 2003, Noven received a “not approvable” letter from the FDA relating to the methylphenidate patch New Drug Application (“NDA”). Since Noven’s receipt of the not approvable letter from the FDA, Noven and Shire have cooperated in good faith in exploring ways in which regulatory approval may be obtained despite the not approvable letter. Immediately after Noven’s receipt of the not approvable letter, significant discussion and negotiations between Noven and Shire ensued, including a review of the issues in the FDA’s not approvable letter. As a result of such discussions and negotiations, Noven and Shire agreed to work on a development plan and related efforts to address the issues raised by the FDA, which resulted in an agreement between Noven and Shire dated November 3, 2003, as amended (the “Modified License and Development Agreement”).
     Under the terms of the Modified License and Development Agreement, Noven agreed with Shire that Shire would take responsibility and manage the product development efforts including additional Phase 3 and other clinical studies and other related clinical efforts (the “Product Study”). Noven also agreed to make direct cash payments to Shire for the costs incurred by Shire in connection with the Product Study up to $12.9 million and related costs to the Product Study (estimated to be approximately $2 — $3 million). The Modified License and Development Agreement resulted, in substance, in a return of a portion of the $20.0 million nonrefundable upfront payment received by Shire in the initial License and Development Agreement via payments made directly to Shire. In May 2004, Noven and Shire met with the FDA to review the proposed development plan intended to address issues raised in the not approvable letter. Based on feedback resulting from the meeting, Noven and Shire decided to proceed with the continued development of the methylphenidate patch.
Accounting for Direct Payments to Shire
     Noven has recorded the direct cash payments or amounts payable to Shire ($12.3 million as of December 31, 2004) as a reduction of the original $20.0 million nonrefundable upfront payment that was recorded as deferred revenue. Noven believes it was appropriate to record these direct cash payments to Shire as a reduction of the deferred revenue balance as the substance of the transaction was the return of a portion of the nonrefundable upfront payment from Shire. This accounting treatment is similar to the guidance in EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer since the direct payments are cash consideration given by a vendor (Noven) from a customer (Shire).
Accounting for Noven Direct Incremental Costs
     In addition, Noven was responsible for providing clinical supplies of the methylphenidate patch for the Product Study and certain additional direct incremental expenses in pursuit of regulatory approval, as requested by Shire. The direct incremental costs incurred by Noven ($1.5 million as of December 31, 2004) have also been deferred on Noven’s balance sheet.
     Noven believes it is appropriate to defer these direct incremental costs related to the License and Development Agreement because these costs relate to delivered elements in a multiple element arrangement that include a license deliverable and a development deliverable that cannot be treated as separate elements for accounting purposes, and the revenue recognition criteria for both of these deliverables has not yet been satisfied. In evaluating the multiple elements in the License and Development Agreement, Noven determined that there were three deliverables in the agreement that should be considered for separation: (1) the license deliverable, (2) the development deliverable (i.e. Noven’s responsibility to pursue regulatory approval for the methylphenidate patch on a best efforts basis) and (3) the long-term supply agreement (i.e. Noven’s agreement to manufacture the approved product for Shire).
     In applying paragraph 9 of EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), Noven concluded the license deliverable and the development deliverable individually do not meet the criteria for separation as a separate unit of accounting for accounting purposes as individually they do not have standalone value to Shire. The license deliverable does not have value to Shire without the development deliverable. Together, however, the license and development deliverable have value on a standalone basis. Accordingly, deliverable (1) and (2) are combined into one unit of accounting (the “Combined Unit”). Noven believes it has satisfied all of the criteria in paragraph 9 of EITF 00-21 to account for the Combined Unit separate from the long-term supply agreement, as indicated below:
     “a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).”
     Noven believes the delivered Combined Unit has value on a standalone basis as required by paragraph 9a because under the terms of the License and Development Agreement Shire has the right to sublicense the rights granted to Shire by Noven to a third party.
     “b. There is objective and reliable evidence of the fair value of the undelivered item(s).”
     Noven believes the long-term supply-agreement (the undelivered item) is at fair value based on similar arrangements for manufacturing by Noven and the price other third parties charge for similar manufacturing services.
     “c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”
     The License and Development Agreement does not include a general right of return relative to the delivered items.
     Accordingly, the nonrefundable upfront payment is allocated to the Combined Unit. Since the elements in the Combined Unit cannot be separated, the two deliverables are considered to be a combined unit for revenue recognition purposes. As a combined unit, the two deliverables are subject to two different principles for revenue recognition and accordingly, revenue should not be recognized for the Combined Unit until all of the revenue recognition criteria for all applicable guidance have been satisfied. Since the revenue recognition criteria has not been satisfied with respect to the license deliverable (because the product has not yet been approved by the FDA), Noven would be precluded from recognizing any of the remaining balance of the nonrefundable upfront payment as revenue.
     Consequently, Noven would not be permitted to recognize revenue under this revenue transaction even though Noven would incur costs related to the delivered element of the Combined Unit. Accordingly, under this arrangement if direct incremental expenses are not deferred, Noven would recognize a loss related to the delivered element of the Combined Unit with significant profits in later periods when Noven meets the criteria to recognize revenue for the remaining balance of the nonrefundable upfront payment. Therefore, under these specific facts and circumstances, Noven believes it is appropriate to defer the direct incremental costs associated with the Combined Unit since Noven has a remaining balance of the nonrefundable deferred revenue that it is currently unable to recognize as revenue. Accordingly, without the ability to recognize revenue Noven would recognize a loss related to the delivered element of the Combined Unit. Noven also recognizes that these deferred direct incremental costs must be evaluated for realizability. Noven believes that the direct incremental costs that Noven has deferred related to this multiple element revenue transaction are realizable as the revenue recognition of the deferred revenue will offset the recognition of the deferred costs. The direct incremental costs incurred by Noven of $1.5 million have not exceeded the deferred revenue balance even after considering the direct cash payments to Shire of $12.3 million that were recorded as a reduction of the original $20.0 million nonrefundable upfront payment.
Cash Flow Presentation
     Noven incurs clinical expenses to develop its products and products licensed to others and receives upfront license payments when the product is licensed to a collaborative partner. These items are properly classified as operating cash flows in Noven’s Statement of Cash Flows. Additionally as the direct cash payments or amounts payable to Shire and direct incremental costs incurred by Noven were estimated to be significant, Noven disclosed these amounts as a separate line item in operating cash flows in the Statement of Cash Flows. Furthermore, FAS95 paragraph 29 states that “The reconciliation of net income of a business enterprise to net cash flows from operating activities shall be provided. The reconciliation shall separately report all major classes of reconciling items. For example, major classes of deferrals of past operating cash receipts and payments and accruals of expected future operating cash receipts and payments shall be separately reported. Enterprises are encouraged to provide further breakdowns of those categories that they consider meaningful.” (emphasis added.) Therefore, consistent with this guidance, Noven believes it is appropriate and more meaningful to separately report the direct cash payments to Shire and the direct incremental costs incurred by Noven associated with the Combined Unit.
     We believe this response addresses the remaining comment raised in your letter. If you have any remaining questions or comments, or if we can provide any additional information, please contact me at (305) 964-3308.

Very truly yours, NOVEN PHARMACEUTICALS, INC.
By:	/s/ Diane M. Barrett
Diane M. Barrett
Vice President and Chief Financial Officer

cc: Kevin Woody, Branch Chief

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